Exhibit 99.2

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS OF

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

YAMANA GOLD INC.

CONSOLIDATED INTERIM CONDENSED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED

	Three months ended		Nine months ended
(In thousands of United States Dollars except for shares and per share amounts; unaudited)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Note 25)		(Note 25)

Revenue	$555,211	$453,965	$1,604,571	$1,151,681
Cost of sales excluding depletion, depreciation and amortization	(189,429)	(171,913)	(538,308)	(452,722)
Gross margin	365,782	282,052	1,066,263	698,959
Depletion, depreciation and amortization	(93,619)	(79,485)	(263,148)	(218,255)
Mine operating earnings	272,163	202,567	803,115	480,704

Expenses
General and administrative	(27,470)	(24,719)	(89,038)	(79,364)
Exploration	(7,741)	(12,249)	(23,318)	(29,699)
Equity earnings from Minera Alumbrera (Note 7)	9,425	10,689	37,750	30,140
Other operating expenses	(16,601)	(4,551)	(31,393)	(8,845)
Operating earnings	229,776	171,737	697,116	392,936
Finance income (Note 17)	3,954	22,365	12,566	16,406
Finance expense (Note 17)	(35,579)	(17,290)	(44,660)	(51,077)
Net finance (expense) income	(31,625)	5,075	(32,094)	(34,671)
Earnings from continuing operations before taxes	198,151	176,812	665,022	358,265
Income tax expense (Note 20)	(82,384)	(35,073)	(206,326)	(28,676)
Earnings from continuing operations	115,767	141,739	458,696	329,589
(Loss) earnings from discontinued operations	—	(2,496)	—	11,329
Net earnings	$115,767	$139,243	$458,696	$340,918

Earnings attributable to:
Equity shareholders	$115,767	$139,243	$458,696	$340,918
Net earnings	$115,767	$139,243	$458,696	$340,918
Earnings per share from continuing operations
Basic	$0.16	$0.19	$0.62	$0.45
Diluted	$0.16	$0.19	$0.62	$0.45
Earnings per share from discontinued operations
Basic	$—	$—	$—	$0.01
Diluted	$—	$—	$—	$0.01
Net earnings per share
Basic	$0.16	$0.19	$0.62	$0.46
Diluted	$0.16	$0.19	$0.62	$0.46
Weighted average number of shares outstanding (Note 13(b))
Basic	745,593	741,028	744,240	739,510
Diluted	746,166	741,795	744,969	740,335

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(In thousands of United States Dollars, unaudited)	2011	2010	2011	2010
		(Note 25)		(Note 25)

Net earnings	$115,767	$139,243	$458,696	$340,918
Other comprehensive (loss) income, net of taxes (Note 14(a))	(93,991)	21,795	(154,692)	14,227
Total comprehensive income	21,776	161,038	304,004	355,145
Attributable to:
Equity shareholders	21,776	161,038	304,004	355,145
Total comprehensive income	$21,776	$161,038	$304,004	$355,145

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(In thousands of United States Dollars, unaudited)	2011	2010	2011	2010
		(Note 25)		(Note 25)
Operating activities
Earnings from continuing operations before taxes	$198,151	$176,812	$665,022	$358,265
Adjustments to reconcile earnings before taxation to net operating cash flows:
Depletion, depreciation and amortization	93,619	79,485	263,148	218,255
Share-based payments (Note 15)	6,628	2,600	13,899	9,233
Environmental rehabilitation provision paid	(1,476)	(1,052)	(3,345)	(2,820)
Equity earnings from Alumbrera (Note 7)	(9,425)	(10,689)	(37,750)	(30,140)
Cash distributions from Alumbrera Ltd (Note 7)	375	6,624	27,361	37,344
Finance income (Note 17)	(3,954)	(22,365)	(12,566)	(16,406)
Finance expense (Note 17)	35,579	17,290	44,660	51,077
Mark-to-market on sales of concentrate	44,028	(20,987)	74,459	(5,910)
Income taxes paid	(36,750)	(22,123)	(108,324)	(53,262)
Write off of assets	437	—	3,168	—
Other	3,310	5,257	16,207	2,361
Cash flows generated from operations before non-cash working capital	330,522	210,852	945,939	567,997
Net change in non-cash working capital (Note 21(b))	11,746	(48,572)	(59,007)	(137,173)
Cash flows from operating activities of continuing operations	$342,268	$162,280	$886,932	$430,824
Cash flows from operating activities of discontinued operations	$—	$—	$—	$1,616
Investing activities
Acquisition of property, plant and equipment (Note 6)	(231,258)	(126,749)	(540,832)	(313,579)
Proceeds from option on mineral property	20,000	—	30,000	—
Proceeds on disposition of mineral interests	—	1,682	6,434	65,092
Realized derivative proceeds (payments)	6,006	—	1,626	(5,230)
Business acquisitions and related transactions costs	—	—	—	(49,109)
Other assets and investments	(8,157)	(8,114)	(27,798)	(10,622)
Cash flows to investing activities of continuing operations	$(213,409)	$(133,181)	$(530,570)	$(313,448)
Cash flows to investing activities of discontinued operations	$—	$—	$—	$(1,616)
Financing activities
Issue of common shares upon exercise of options and warrants	$499	$735	$34,914	$74,784
Dividends paid	(22,400)	(11,306)	(66,600)	(29,788)
Finance expenses paid	(5,947)	(8,961)	(17,577)	(34,667)
Repayment of notes payable and long-term liabilities	(30,000)	—	(55,000)	(25,000)
Cash flows from financing activities of continuing operations	$(57,848)	$(19,532)	$(104,263)	$(14,671)
Effect of foreign exchange on non-United States dollar denominated cash and cash equivalents	(21,385)	7,901	(12,108)	6,916
Increase in cash and cash equivalents	$49,626	$17,468	$239,991	$109,621
Cash and cash equivalents, beginning of period - continuing operations	520,863	262,223	330,498	170,070
Cash and cash equivalents, end of period	$570,489	$279,691	$570,489	$279,691
Cash and cash equivalents are comprised of the following:
Cash at bank	$570,489	$279,691	$570,489	$279,691

Supplementary cash flow information (Note 21).

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED INTERIM CONDENSED BALANCE SHEETS

AS AT

	September 30,	December 31,
(In thousands of United States Dollars, unaudited)	2011	2010
		(Note 25)
Assets
Current assets:
Cash and cash equivalents	$570,489	$330,498
Trade and other receivables	160,084	212,945
Inventories (Note 4)	157,949	116,443
Other current assets (Note 5)	160,875	252,692
	1,049,397	912,578
Non-current assets:
Property, plant and equipment (Note 6)	8,838,142	8,612,081
Investment in associates (Note 7)	211,974	201,585
Investments (Note 8)	56,898	102,958
Other non-current assets (Note 9)	156,597	234,258
Deferred tax assets	167,890	167,901
Goodwill and intangibles	71,133	72,512
Total assets	$10,552,031	$10,303,873

Liabilities

Current liabilities:
Trade and other payables	$311,831	$301,335
Income taxes payable	82,868	81,785
Other current liabilities (Note 10)	8,492	11,377
	403,191	394,497
Non-current liabilities:
Long-term debt (Note 11)	430,907	486,550
Environmental rehabilitation	154,529	162,523
Deferred tax liabilities	2,049,221	2,026,600
Other non-current liabilities (Note 12)	160,336	147,432
Total liabilities	$3,198,184	$3,217,602

Equity

Share capital
Issued and outstanding 745,655,828 common shares (December 31, 2010 - 741,362,131 shares)	6,208,028	6,151,423
Reserves (Note 14(b))	(89,463)	79,923
Retained earnings	1,188,482	808,125
Equity attributable to Yamana shareholders	$7,307,047	$7,039,471
Non-controlling interest (Note 16)	46,800	46,800
Total equity	7,353,847	7,086,271
Total equity and liabilities	$10,552,031	$10,303,873

Contractual commitments and contingencies (Notes 23 and 24).

The accompanying notes are an integral part of the financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.

CONSOLIDATED INTERIM CONDENSED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In thousands of United States Dollars, unaudited)

	Share Capital	Contributed Surplus Reserve	Hedging Reserve	Available for Sale Reserve	Total Reserves	Retained Earnings	Equity Attributable to Yamana Shareholders	Non- controlling Interests	Total Equity
Balance at January 1, 2011	$6,151,423	$30,196	$34,080	$15,647	$79,923	$808,126	$7,039,472	$46,800	$7,086,272
Net earnings for period	—	—	—	—	—	458,696	458,696	—	458,696
Exercise of stock options	50,207	(15,293)	—	—	(15,293)	—	34,914	—	34,914
Transfer on vesting of restricted share units (Note 15)	6,398	(6,398)	—	—	(6,398)	—	—	—	—
Change in fair value	—	—	(28,839)	(125,853)	(154,692)	—	(154,692)	—	(154,692)
Share options and appreciation rights	—	6,997	—	—	6,997	—	6,997	—	6,997
Dividends	—	—	—	—	—	(78,340)	(78,340)	—	(78,340)
Balance at September 30, 2011	$6,208,028	$15,502	$5,241	$(110,206)	$(89,463)	1,188,482	$7,307,047	$46,800	$7,353,847

Balance at January 1, 2010	$6,062,906	$30,669	$8,647	$18,005	$57,321	$404,508	$6,524,735	$46,800	$6,571,535
Net earnings for period	—	—	—	—	—	340,918	340,918	—	340,918
Exercise of stock options	1,440	(501)	—	—	(501)	—	939	—	939
Exercise of share purchase warrants	78,854	—	—	—	—	—	78,854	—	78,854
Issued on vesting of restricted share units (Note 15)	5,306	(5,239)	—	—	(5,239)	—	67	—	67
Change in fair value	—	—	19,379	(5,420)	13,959	—	13,959	—	13,959
Reclassification of gain to earnings	—	—	—	268	268	—	268	—	268
Share options and appreciation rights	—	6,135	—	—	6,135	—	6,135	—	6,135
Dividends	—	—	—	—	—	(33,527)	(33,527)	—	(33,527)
Reduction of deferred tax on share issue costs	(285)	—	—	—	—	—	(285)	—	(285)
Balance at September 30, 2010	$6,148,221	$31,064	$28,026	$12,853	$71,943	$711,899	$6,932,063	$46,800	$6,978,863

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

FOR THE THREE AND NINE- MONTH PERIODS ENDED SEPTEMBER 30, 2011 (WITH COMPARATIVES AS AT DECEMBER 31, 2010 AND FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010)

(Tabular amounts in thousands of United States Dollars unless otherwise noted; unaudited)

1.             NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-listed gold producer engaged in gold and other metals mining and related activities including exploration, extraction, processing and reclamation. Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 150 York Street, Suite 1102, Toronto, Ontario, Canada, M5H 3S5. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

The consolidated interim condensed financial statements of the Company as at and for the three and nine-month periods ended September 30, 2011 comprise the Company, its subsidiaries, the Company’s interest in associates and jointly controlled entities.

The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile and Argentina. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities. Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely. Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.                                      BASIS OF CONSOLIDATION AND PRESENTATION

(i)                                    STATEMENT OF COMPLIANCE

These consolidated interim condensed financial statements of the Company have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

As these consolidated interim condensed financial statements are prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in these financial statements for the comparative annual period.

These consolidated interim condensed financial statements should be read in conjunction with the Company’s 2010 Canadian GAAP annual financial statements, the consolidated interim condensed financial statements as at and for three months ended March 31, 2011 and June 30, 2011 and in consideration of the IFRS transition disclosures included in Note 25 to these financial statements and the additional annual disclosures included herein.

These financial statements were authorized for issuance by the Board of Directors of the Company on November 2, 2011.

(ii)                                BASIS OF PREPARATION AND PRESENTATION

The consolidated interim condensed financial statements have been prepared on the historical cost basis except for the following material items in the consolidated condensed balance sheet which are measured at fair value:

•                Derivative financial instruments

•                Financial instruments at fair value through profit or loss

•                Available-for-sale financial assets

•                Liabilities for cash-settled share-based payment arrangements

The consolidated interim condensed financial statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(iii)                            BASIS OF CONSOLIDATION

The accounting policies in Note 4 of the interim report for the three-month period ended March 31, 2011, have been applied in preparing the consolidated interim condensed financial statements.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The consolidated financial statements include the Company’s proportionate share of entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The consolidated financial statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

The Company’s 56.7% interest in Agua De La Falda (“ADLF”), is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 16). The Company’s 50% interest in Aguas Frias S.A. is accounted for using the proportionate consolidation method.

Investments in shares of investee companies in which the Company’s ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Cash distributions received are credited to the equity investment.  Minera Alumbrera Ltda. has an earn-in option over the Company’s Agua Rica Project. Upon exercise of this option, Agua Rica will be owned by Minera Alumbrera.

All inter-company transactions and balances are eliminated on consolidation.

(iv)                               MEASUREMENT UNCERTAINTY

The preparation of consolidated interim financial statements in conformity with IFRS requires the Company’s management to make judgements, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may differ from those estimates.

Information about critical judgements and estimates in applying accounting policies that have most significant effect on the amounts recognized in the consolidated financial statements are as follows:

•               Asset carrying values and impairment charges

•                Estimation of asset lives

•                Determination of ore reserve estimates

•                Capitalization of stripping costs

•                Recognition of deferred taxes

•                Capitalization of exploration and evaluation costs

•                Contingencies

•                Acquisitions

•                Determination of economic viability of a project

•                Commencement of commercial production

•                Determination of significant influence

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•                Asset carrying values and impairment charges

•                Estimation of close down and restoration costs and the timing of expenditure

•                Estimation of environmental cleanup and the timing of expenditure and related accretion

•                Recoverability of potential deferred tax assets

•                Contingencies

•                Inventory valuation

•                Share-based payments

•                Depletion/depreciation

3.                                      RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2011. Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the table below.

(a)          The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. Early application is permitted if all five Standards are adopted at the same time.

(i) Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation — Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee in line with any changes in facts and circumstances.

(ii) Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not solely on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

(iii) Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity.

(iv) Separate Financial Statements

IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The amended IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent currently within the scope of the current IAS 27 Consolidated and Separate Financial Statements that is replaced by IFRS 10.

(v) Investments in Associates and Joint Ventures

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of IAS 28 Investments in Associates does not include joint ventures.

(b)         IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.

(c)          IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in June 2011. The amendments are effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted. The amendments to IAS 1 requires companies preparing financial statements in accordance with IFRSs to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

(d)         IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued by the IASB in October 2011 and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRIC 20 was issued to address the accounting for costs associated with waste removal in surface mining (“stripping costs”). The interpretation clarifies when production stripping should lead to the recognition of an asset and how the asset should be measured, both initially and in subsequent periods.

(e)          The IASB is expected to publish new IFRSs on the following topics during 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

•                              Leases

•                              Revenue recognition

4.             INVENTORIES

	September 30,	December 31,
	2011	2010
Product inventories	$32,162	$19,969
Metal in circuit and gold in process	30,566	19,282
Ore stockpiles	31,261	21,290
Material and supplies	63,960	55,902
	$157,949	$116,443

The amount of inventories recognized as an expense during the three and nine-month periods ended September 30, 2011, was $189.4 million and $538.3 million respectively (September 30, 2010 - $171.9 million and $452.7 million, respectively) and is included in cost of sales.

5.             OTHER CURRENT ASSETS

	September 30,	December 31,
	2011	2010
Financial assets
Current portion of derivative related assets (Note 19(a))	$9,916	$25,540
Current portion of note receivable (Note 9(i))	—	24,325

Non-financial assets
Advances and deposits	137,680	158,144
Income taxes recoverable	3,712	31,467
Other	9,567	13,216
	$160,875	$252,692

6.             PROPERTY, PLANT AND EQUIPMENT

	Depletable Producing Properties (iii)	Land, Building, Plant & Equipment (i)	Assets Under Construction (ii)	Tangible Exploration & Evaluation Assets	Total
Cost, January 1, 2010	$2,707,170	$999,001	$4,492	$5,278,605	$8,989,268

Additions	238,889	142,028	83,956	48,928	513,801
Transfers and other movements, including reclassification	23,785	47,809	6,057	(30,214)	47,437
Change in decommissioning liabilities	(4,196)	—	—	—	(4,196)
Disposals	—	(7,002)	—	—	(7,002)
Cost, December 31, 2010	$2,965,648	$1,181,836	$94,505	$5,297,319	$9,539,308
Additions	153,214	94,059	207,909	85,650	540,832
Transfers and other movements, including reclassification	(5,045)	1,331	16,899	(16,509)	(3,324)
Change in decommissioning liabilities	(8,800)	—	—	(63)	(8,863)
Disposals	(89)	(8,274)	(16)	(21,634)	(30,013)
Cost, September 30, 2011	$3,104,928	$1,268,952	$319,297	$5,344,763	$10,037,940

Accumulated depreciation, January 1, 2010	$440,015	$187,149	$—	$—	$627,164
Depreciation for the year	202,774	101,035	—	—	303,809
Reclassifications	3,775	—	—	—	3,775
Disposals	—	(7,521)	—	—	(7,521)
Accumulated depreciation and impairment, December 31, 2010	$646,564	$280,663	$—	$—	$927,227
Depreciation for the period	187,476	88,246	—	—	275,722
Disposals	—	(3,151)	—	—	(3,151)
Accumulated depreciation, September 30, 2011	$834,040	$365,758	$—	$—	$1,199,798

Carrying value, December 31, 2010	$2,319,084	$901,173	$94,505	$5,297,319	$8,612,081
Carrying value, September 30, 2011	$2,270,888	$903,194	$319,297	$5,344,763	$8,838,142

(i)            Included in land, building, plant and equipment is $40.6 million of land properties which are not subject to depreciation (December 31, 2010 - $40.5 million).

(ii)        During the three and nine-month periods ended September 30, 2011, the Company capitalized $5.9 million and $12.0 million, respectively, of interest costs for assets under construction (September 30, 2010 - $1.1 million and $2.3 million, respectively). A weighted average capitalization rate of 6.7% (December 31, 2010 — 7.0%), was used to determine the amount of borrowing costs eligible for capitalization.

(iii)    The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	Nine months ended	Year ended
	September 30,	December 31,
	2011	2010
Balance, beginning of the period	$51,607	$13,995
Additions	35,445	38,615
Amortization	(1,751)	(1,003)
Balance, end of period	$85,301	$51,607

In March 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica into Minera Alumbrera. Following the integration, Xstrata, Goldcorp and Yamana would own interests in the combined projects of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera. Subject to Xstrata and Goldcorp exercising their option to have Alumbrera acquire Agua Rica, which is 100% Yamana owned, the terms of the agreement provides for the Company to receive from Xstrata and Goldcorp a combination of initial payments of $110 million during the 36 months following execution of formal transaction documents, $150 million upon approval to proceed with construction and $50 million upon achieving commercial production. In addition, the Company would receive a deferred consideration revenue stream, which would allow Yamana to retain positive exposure to the majority of the significant gold resources at the Agua Rica project. The Company received a $30 million payment in the period ended September 30, 2011 which has been recorded against the value of the mineral property.

7.             INVESTMENT IN ASSOCIATE

The Company has a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”).

Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

Summarized financial information is as follows:

	September 30,	December 31,
	2011	2010
Total assets	$1,252,532	$1,223,238
Total liabilities	502,584	623,607
Net assets	749,948	599,631
Company’s share of net assets of associate (12.5%)	93,744	74,954

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Company’s share of total revenues (12.5%)	$42,068	$45,857	$144,523	$136,555
Company’s share of profit and loss (12.5%)	$9,425	$10,689	$37,750	$30,140

	Nine months ended	Year ended
	September 30,	December 31,
	2011	2010
Balance, beginning of the period	$201,585	$213,789
Equity in earnings	37,750	49,264
Cash distributions	(27,361)	(61,468)
Balance, end of period	$211,974	$201,585

8.             INVESTMENTS

Available-for-sale Securities

	As at September 30, 2011				As at December 31, 2010
	% of Ownership (i)	Cost	Fair Value	Cumulative losses in OCI	% of Ownership (i)	Cost	Fair Value	Cumulative gains in OCI
Aura Minerals Inc.	19.2%	$149,482	$48,764	$(100,718)	11.3%	$78,625	$91,225	$12,600
Other		10,346	8,134	(2,212)		8,465	11,733	3,268
Total Available-for-sale Securities		$159,828	$56,898	$(102,930)		$87,090	$102,958	15,868

(i)    % ownership on an undiluted basis.

Available-for-sale securities are reviewed quarterly for evidence of other than temporary impairment as a result of an event occurring after initial recognition of the asset, and the event had a negative effect on the estimated future cash flows of that asset. The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the investment, a significant or prolonged decline in the fair value below cost, management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management’s market view and outlook. Based on these factors, the Company does not believe that its investment in Aura Minerals Inc. is other than temporarily impaired.

9.             OTHER NON-CURRENT ASSETS

	September 30,	December 31,
	2011	2010
Financial assets
Derivative related assets (Note 19(a))	$3,345	$18,643
Long-term note receivable (i)	—	40,365
Long-term tax credits and income taxes receivable (ii)	115,883	137,231
Deferred consideration receivable (iii)	10,000	25,000
Other	4,622	3,912

Non-financial assets
Other	22,747	9,107
	$156,597	$234,258

(i)	Long-term note receivable was a secured promissory note received on the sale of San Andrés, São Francisco and São Vicente.
(ii)	Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.
(iii)

On March 6, 2011, the Company entered into a binding letter agreement with Aura to restructure the debt and other amounts payable to the Company relating to certain promissory notes in the aggregate amount of $64.5 million plus deferred purchase price consideration related to the sale of the abovementioned mines. Under the restructuring agreement, the Company received a combination of cash, shares of Aura and a net smelter return royalty equal to 1.5% on the sales from the San Andrés, São Francisco and São Vicente Mines for a cumulative amount of up to $16.0 million. The Company recorded this net smelter return royalty at its estimated fair value of $10.0 million.

10.          OTHER CURRENT LIABILITIES

	September 30,	December 31,
	2011	2010
Financial liabilities
Current portion of derivative related liabilities (Note 19(a))	$2,194	$3,853
Current portion of share purchase warrants	—	143

Non-financial liabilities
Environmental rehabilitation	2,805	4,767
Other	3,493	2,614
Other current liabilities	$8,492	$11,377

11.          LONG-TERM DEBT

	September 30,	December 31,
	2011	2010
$750 million revolving facility (a)	$162,267	$218,307
$270 million senior debt notes (b)	268,640	268,243
Long-term portion (i)	$430,907	$486,550

(i)            Balances are net of transaction costs of $6.7 million net of amortization (2010 - $6.1 million).

(a)                     The revolving facility has a credit limit of up to $750.0 million.  The following summarizes the terms in respect to this facility as at September 30, 2011:

•                  The credit facility is unsecured and has a maturity date of June 16, 2014.

•                  Amounts drawn bear interest at a rate of LIBOR plus 2.0% to 3.25% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling 12 months earnings before interest, taxes, depreciation and amortization. The effective interest rate at September 30, 2011 was 5.89%.

•                  Undrawn amounts are subject to a commitment fee of 0.50% to 0.81% per annum depending upon the Company’s leverage ratio.

(b)                     The unsecured senior debt notes are the result of a private placement for a total of $270.0 million notes in three series as follows:

•      Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014

•      Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016

•      Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019

The following is a schedule of long-term debt principal repayments:

	Revolving Facility	Senior Debt Notes
2012	$—	$—
2013	—	—
2014	167,631	15,000
2015	—	—
Thereafter	—	255,000
	$167,631	$270,000

12.          OTHER NON-CURRENT LIABILITIES

	September 30,	December 31,
	2011	2010
Financial liabilities
Derivative related liabilities (Note 19(a))	$3,193	$950
Long-term withholding taxes (i)	91,918	91,827
Royalty payable (ii)	14,232	14,978
Other	29,306	23,228
Non-financial liabilities
Provision for Silicosis (iii)	14,186	8,949
Other	7,501	7,500
	$160,336	$147,432

(i)

The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $91.9 million have been accrued on the assumption that the profits will be repatriated.

(ii)

The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.5 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.5 million is paid.

(iii)

Provision for Silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006.  The Company estimates this contingency to be about $14.2 million as at September 30, 2011 (December 31, 2010 - $8.9 million).  The increase of $5.2 million in the quarter relates to the ongoing re-evaluation of the liability.

13.          SHARE CAPITAL

(a)                                  SHARES ISSUED AND OUTSTANDING:

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding.

	September 30, 2011		September 30, 2010
Issued and fully paid - 745,655,828 common shares (December 31, 2010 - 741,362,131 shares):	Number of Common Shares (‘000s)	Amount	Number of Common Shares (‘000s)	Amount
Balance, beginning of period	741,362	$6,151,423	733,411	$6,062,906
Exercise of options (i)	3,725	50,207	117	1,440
Exercise of warrants	—	—	7,124	78,854
Issued on vesting of restricted share units (Note 15)	569	6,398	458	5,306
Reduction of deferred tax on share issue costs	—	—	—	(285)
Balance, end of period	745,656	$6,208,028	741,110	$6,148,221

(i)            During the period ended September 30, 2011, the Company issued 3.7 million shares (September 30, 2010 - 0.1 million shares) to optionees on the exercise of their share options for cash proceeds of $34.9 million (September 30, 2010 - $0.9 million). Previously recognized stock-based compensation in the amount of $15.3 million (September 30, 2010 — $0.5 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus reserve.

(b)                                  EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Weighted average number of common shares	745,593	741,028	744,240	739,510
Weighted average number of dilutive warrants	—	—	—	5
Weighted average number of dilutive stock options	573	767	729	820
Dilutive weighted average number of common shares	746,166	741,795	744,969	740,335

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three and nine-month periods ended September 30, 2011 were nil (September 30, 2010 — 5.0 million) and nil (September 30, 2010 — 5.0 million), respectively. As at September 30, 2011, all the share purchase warrants had expired.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Dividends paid during the year	$22,400	$11,306	$66,600	$29,788
Dividend declared in respect of the year	$33,660	$15,044	$78,340	$33,527

Dividend paid during the year (per share)	$0.03	$0.02	$0.09	$0.04
Dividend declared in respect of the year (per share)	$0.05	$0.02	$0.11	$0.05

14.                               OTHER COMPREHENSIVE INCOME AND RESERVES

(a)                                   OTHER COMPREHENSIVE INCOME

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Net change in unrealized losses on available-for-sale securities:
Change in fair value	$(46,463)	$3,128	(126,427)	(5,001)
Tax impact	(8,468)	(363)	574	(419)
Reclassification of gain recorded in earnings	—	—	—	323
Tax impact	—	—	—	(55)

Net change in fair value of hedging instruments (Note 19(a))
Change in fair value	(53,058)	25,848	(39,321)	29,806
Tax impact	13,998	(6,818)	10,482	(10,427)
Other comprehensive (loss) income	$(93,991)	$21,795	(154,692)	14,227

(b)                                  RESERVES

	Nine months ended	Year ended
	September 30,	December 31,
	2011	2010
Contributed surplus reserve
Balance, beginning of period	$30,196	$30,669
Exercise of stock options and share appreciation	(15,293)	(2,245)
Transfer on vesting of restricted share units	6,997	(6,091)
Share options and appreciation rights	(6,398)	7,863
Balance, end of period	$15,502	$30,196

Hedging reserve
Balance, beginning of period	$34,080	$8,647
Net change in fair value of hedging instruments (iii)	(28,839)	25,433
Balance, end of period	$5,241	$34,080

Available for sale reserve
Balance, beginning of period	$15,647	$18,005
Change in fair value of available-for-sale securities (i)	(125,853)	(2,626)
Reclassification of losses on available-for-sale securities to earnings (ii)	—	268
Balance, end of period	$(110,206)	$15,647
Total reserve balance, end of period	$(89,463)	$79,923

(i)                    Net of tax recovery of $0.6 million (2010 — tax expense of $1.0 million).

(ii)                Net of tax expense of $nil (2010 - $0.05 million).

(iii)            Net of tax recovery of $10.5 million (2010 — tax expense of $12.7 million).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the income statement when the hedged transaction impacts the income statement, or is recognized as an adjustment to the cost of non-financial hedged items.

The available for sale reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold, the relevant portion of the reserve is recognized in the income statement.

15.                               SHARE-BASED PAYMENTS

The total compensation cost relating to share-based payments the three and nine-month periods ended September 30, 2011 were $6.6 million and $13.9 million, respectively (three and nine-month periods ended September 30, 2010 - $1.9 million and $9.1 million, respectively) and are made up as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Equity-settled plans	$2,329	$1,767	$6,997	$6,201
Cash-settled plans	4,299	833	6,902	3,032
Total expense recognized as compensation expense	$6,628	$2,600	$13,899	$9,233
Total carrying amount of liabilities for cash-settled arrangements (i)	$17,494	$10,235	$17,494	$10,235
Total fair value of liability for vested benefits	$15,502	$31,064	$15,502	$31,064

(i)          Included in other non-current liabilities, Note 12.

(a)                                  STOCK OPTIONS

The Company’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2010 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

There were no options granted in the period ended September 30, 2011 and none in the year ended December 31, 2010.

A summary of the stock options granted to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	Nine months ended		Nine months ended
	September 30,		September 30,
	2011		2010
	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)
Outstanding, beginning of period	5,490	$9.42	5,876	$9.35
Exercised	(3,781)	9.24	(122)	8.44
Expired	(160)	9.47	(5)	9.65
Outstanding, end of period	1,549	$9.83	5,749	$9.33
Exercisable, end of period	1,546	$9.83	5,245	$9.27

Stock options outstanding and exercisable as at September 30, 2011 are as follows:

	Outstanding		Exercisable
Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Quantity	Weighted Average Remaining Contractual Life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$3.00- $4.99	15	3.62	15	3.62
$9.00-$9.99	1,426	2.61	1,426	2.61
$10.00-$15.00	72	2.72	69	2.71
Total	1,513	2.63	1,510	2.63

	Outstanding		Exercisable
Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Quantity	Weighted Average Remaining Contractual Life
(US$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$3.99	17	2.62	17	2.62
$4.00-$5.99	19	3.62	19	3.62
Total	36	3.15	36	3.15
Grand total	1,549		1,546

(b)                                  DEFERRED SHARE UNITS (“DSU”)

DSUs are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company.  The number of DSU granted to each eligible director on each DSU issue-date has the value equal to one third of the director’s remuneration payable in the current quarter.  The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company.  Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date.  The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	Nine months ended
	September 30,	September 30,
	2011	2010
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of period	901	605
Granted	359	283
Outstanding and exercisable, end of period	1,260	888

The value of the DSU as at September 30, 2011 was $17.5 million (2010 - $10.2 million). In the period ended September 30, 2011 the Company recorded a mark-to-market gain of $4.0 million which is included in other operating expenses and an expense of $0.3 million for DSU granted during the year.

(c)                                  RESTRICTED SHARE UNITS (“RSU”)

RSU are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	Nine months ended
	September 30,	September 30,
	2011	2010
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	1,192	1,349
Granted	988	415
Vested and converted to common shares	(569)	(458)
Forfeited	(47)	(16)
Outstanding, end of period	1,564	1,290

In period ended September 30, 2011, the Company credited $6.4 million (September 30, 2010 — $5.3 million) to share capital in respect of RSU that have vested during the period and granted 568,687 RSU (September 30, 2010 — 547,836 RSU) with a weighted average grant date fair value of Cdn$11.93 (September 30, 2010 - Cdn$12.42). The expenses for the three and nine-month periods ended September 30, 2011 of $2.3 million and $6.8 million, respectively (three month and nine-month periods ended September 30, 2010 - $1.7 million and $5.1 million, respectively) are included in general and administrative expenses.  The fair value of RSU as at September 30, 2011 was $9.4 million (December 31, 2010 - $8.9 million).

(d)                            SHARE PURCHASE WARRANTS

A summary of issued share purchase warrants and the changes thereof is as follows:

	September 30,			December 31,
	2011			2010
	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Fair Value	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Fair Value
Outstanding, beginning of period	4,886	$19.08	$143	14,497	$13.74	$9,053
Exercised	—	—	—	(7,124)	11.05	(5,010)
Expired	(4,886)	19.08	—	(2,487)	10.95	(2,162)
Mark-to-market adjustments	—	—	(143)	—	—	(1,738)
Outstanding and exercisable, end of period (i)	—	$—	$—	4,886	$19.08	$143

(i)          No share purchase warrants were issued during the period and in 2010.

Share purchase warrants are denominated in Canadian Dollars, and are recorded as a liability and carried at fair value. Any changes in fair value from period to period are recorded as a gain or loss in the statement of operations.

16.                               NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

17.                               FINANCE INCOME AND EXPENSE

During the period, the Company earned and expensed the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Net foreign exchange gain	$—	$21,305	$—	$11,285
Unrealized gain on derivatives	—	—	—	2,454
Realized gain on derivatives	—	—	1,626	—
Other finance income	3,954	1,060	10,940	2,667
Finance income	$3,954	$22,365	$12,566	$16,406

Unwinding of discounts on provisions	$(2,066)	$(2,241)	$(6,279)	$(6,921)
Net foreign exchange loss	(25,473)	—	(14,776)	—
Realized loss on derivatives	(1,120)	(246)	(3,953)	(5,476)
Interest expense on long-term debt	(6,698)	(7,799)	(19,271)	(24,566)
Other	(222)	(7,004)	(381)	(14,114)
Finance expense	$(35,579)	$(17,290)	$(44,660)	$(51,077)
Net finance expense recognized in earnings	$(31,625)	$5,075	$(32,094)	$(34,671)

The above finance income and finance costs include the following interest income and expense in respect of asset (liabilities) not at fair value through profit or loss:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Total interest income on financial assets	$3,954	$22,365	$10,940	$13,952
Total interest expense on financial liabilities	$(34,459)	$(17,044)	$(40,707)	$(45,601)

18.                               CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The externally imposed financial covenants on the revolving facility (Note 11) are as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at September 30, 2011, the Company has met all of the externally imposed capital requirements.

19.                               FINANCIAL INSTRUMENTS

(a)                                 Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade receivables, advances and deposits, marketable securities, long-term note receivables, trade payable and other current liabilities, long-term debt and derivative assets

(liabilities). The carrying values of cash and cash equivalents, restricted cash, trade receivable, advances and deposits, trade payables and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities except for the long-term debt, which has a carrying value of $430.9 million (December 31, 2010 - $486.5 million) and fair values of $197.0 million and $298.7 million, for the revolving facility and senior debt notes, respectively (December 31, 2010 - $246.9 million and $300.8 million, respectively). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of available for sale securities were calculated based on current and available market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at September 30, 2011, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Valuation Techniques

Available-for-Sale Securities

The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The derivative instruments are therefore classified within Level 1 of the fair value hierarchy. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts

Gold sales are made at spot prices quoted on the London Metal Exchange (“LME”) or Commodity Exchange (“COMEX”) of the New York Mercantile Exchange, which are market observable inputs.

Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of spot prices quoted on the LME or COMEX until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

The following table summarizes derivative related assets:

	September 30,	December 31,
	2011	2010
Currency contracts
Forward contracts	$13,261	$44,183
Less: current portion (Note 5)	(9,916)	(25,540)
Non-current portion (Note 9)	$3,345	$18,643

The following table summarizes the components of derivative related liabilities:

	September 30,	December 31,
	2011	2010
Currency contracts
Forward contracts	$(3,432)	—
Interest Rate Contracts
Interest rate swaps	(1,956)	$(4,803)
	(5,388)	(4,803)
Less: Current portion (Note 10)	2,194	3,853
Non-current portion (Note 12)	$(3,194)	$(950)

The following table summarizes unrealized derivative gains (losses):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Non-hedge derivatives
Share purchase warrants	—	—	143	—
Commodity contracts	—	—	—	5,230
Hedge ineffectiveness
Currency contracts	—	(1,693)	(220)	(3,339)
Interest rate contracts	8,533	159	8,669	563
	$8,533	$(1,534)	$8,592	$2,454

The following table summarizes realized derivative gains (losses):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Currency contracts	$—	$—	$1,626	$(5,230)
Commodity contracts	—	(246)	—	(246)
	$—	$(246)	$1,626	$(5,476)

Additionally, included in cost of sales are realized gains in the amounts of $10.4 million and $26.9 million for the three and nine-month periods ended September 30, 2011, respectively (September 30, 2010 — $6.5 million gain and $18.6 million gain, respectively) with respect to currency derivative contracts.  Included in sales are realized gains in the amounts of $7.4 million and $12.1 million for the three and nine-month periods ended September 30, 2011, respectively (September 30, 2010 - $8.8 million gain and $0.6 million gain, respectively) in respect of commodity contracts.  Included in finance expense are realized losses in the amounts of $1.1million and $4.0 million for the three and nine-month periods ended September 30, 2011, respectively (September 30, 2010 — $2.0 million and $6.5 million, respectively) in respect to the interest rate swaps.

The Company estimates that approximately $12.3 million of net gains will be reclassified from accumulated other comprehensive income to earnings in respect of cash flow currency hedges over the next twelve months.

The following table summarizes cash flow currency and interest rate hedge (losses) gains in OCI (Note 14):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Effective portion of change in fair value of hedging instruments:
Currency contracts	$(45,554)	$25,203	$(33,499)	$26,700
Interest rate contracts	(7,504)	645	(5,822)	3,106
Future income tax	13,998	(6,818)	10,482	(10,427)
	$(39,060)	$19,030	$(28,839)	$19,379

(b)                                  CURRENCY RISK

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 419.1 million Reais at an average rate of 2.19 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to December 31, 2013. Of this, 69.5 million Reais is hedged for 2011, 273.6 million is hedged for 2012 and approximately 76.0 million Reais for 2013.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 464.5 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to May 31, 2015. Of this, 87.5 million Pesos is hedged for 2012, 156.0 million Pesos is hedged for 2013, 156.0 million Pesos is hedged for 2014 and 65.0 million Pesos for 2015.

The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c)                                  COMMODITY PRICE RISK

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The program requires no cash margin, collateral or other security from the Company.

The change in average commodity prices will not have an impact on other comprehensive income.

(d)                                  INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt.  As at September 30, 2011, the Company has a total of $84.2 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on part of the Company’s revolving credit line at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At September 30, 2011, most of the Company’s long-term debt was at fixed rates, hence there is little market risk arising from fluctuations in floating interest rate.

(e)                                  CREDIT RISK

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents, trade receivable, income taxes recoverable, derivative related assets, available-for-sale, restricted cash, long-term note receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Tax related assets have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. The long-term note receivable in relation to the sale of assets is due from a highly rated corporation and the credit risk associated with it is low. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company does not have any assets pledged as collateral.

The Company’s maximum credit exposure to credit risk is as follows:

	September 30,	December 31,
	2011	2010
Cash and cash equivalents	$570,489	$330,498
Trade receivable and other receivables (i)	160,084	212,945
Income taxes recoverable	3,712	31,467
Derivative related assets	13,261	44,183
Investments	56,898	102,958
Restricted cash	220	243
Note receivable	—	64,690
Long-term tax credits	115,883	129,551
	$920,547	$916,535

(i)           Trade receivables are non interest bearing and are neither impaired nor past due.

(f)                                    LIQUIDITY RISK

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 18. Contractual maturities relating to contractual commitments are included in Note 23 and relating to long-term debt is included in Note 11.

The fair value of interest rate swaps and forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	September 30,	September 30,
Fair value	2011	2010
Interest rate swaps - US dollar swaps
Not later than one year	$(1,956)	$(4,609)
Later than one year but not later than two years	$—	$(1,839)
Forward exchange contracts
US$ to Brazilian Reais
Not later than one year	$9,916	$21,468
Later than one year but not later than five years	$3,345	$15,500
US$ to Mexican Peso
Not later than one year	$(238)	—
Later than two years but not later than five years	$(3,194)	$—

20.                               INCOME TAXES

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Earnings from continuing operations before income taxes	$198,151	$176,812	$665,022	358,265
Canadian statutory tax rate	28.25%	31.00%	28.25%	31.00%

Expected income tax expense	55,978	54,794	187,868	111,026
Change in tax rates	—	3,394	—	3,394
Impact of lower foreign tax rates	(30,123)	(15,940)	(41,918)	(27,526)
Interest and penalties	(232)	474	—	3,518
Permanent differences	7,826	1,836	14,874	3,742
Change in valuation allowance	10,345	(2,760)	10,733	4,902
Foreign exchange	50,957	(14,336)	41,813	(72,528)
Unrealized foreign exchange on intercompany debt	(13,180)	7,308	(6,282)	2,262
Other	813	303	(762)	(114)
Income tax expense	$82,384	$35,073	$206,326	28,676

Income tax expense is represented by:
Current income tax expense	$52,442	$23,772	$180,750	93,481
Deferred income tax expense	29,942	11,301	25,576	(64,805)
Net income tax expense	$82,384	$35,073	$206,326	28,676

The change in the Canadian statutory rate compared to the prior year is a result of a reduction in the federal and provincial tax rates.

21.                               SUPPLEMENTARY CASH FLOW INFORMATION

(a)                                 NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Interest capitalized to assets under construction	$5,948	$1,081	$11,958	$2,326
Issue of common shares on vesting of RSU	$36	$67	$6,398	$5,306
Transfer of contributed surplus on exercise of stock options and share purchase appreciation rights	$481	$292	$15,293	$501
Value of expired warrants transferred to contributed surplus	$—	$—	$—	$7,210
Shares received as consideration of settlement of notes receivable	$—	$—	$74,247	$53,760

(b)                                 NET CHANGES IN NON-CASH OPERATING WORKING CAPITAL:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Net decrease (increase) in:
Trade and other receivables	$(6,172)	$(28,111)	$(21,598)	$(33,209)
Inventories	(5,011)	(8,396)	(34,022)	(27,967)
Other assets	14,449	(16,968)	(4,625)	(34,208)
Net (decrease) increase in:
Trade payable and other payables	5,598	(7,102)	(8,084)	(67,937)
Other current liabilities	(391)	950	880	9,924
Removal of movement in above related to foreign exchange	3,273	11,055	8,442	16,224
	$11,746	$(48,572)	$(59,007)	$(137,173)

Changes in non-cash working capital items are net of items related to assets under construction.

22.                               OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Mexico and Other segments, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Property plant and equipment referred to below consist of land, buildings, equipment, depletable producing properties, assets under construction and exploration and evaluation costs.

September 30, 2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Property, plant and equipment	$1,677,462	$4,668,779	$2,268,991	$206,872	$16,038	$8,838,142
Goodwill and intangibles	$55,000	$15,195	$—	$938	$—	$71,133
Investment in associate	$—	$—	$211,974	$—	$—	$211,974
Non-current assets	$1,868,172	$4,719,414	$2,578,047	$210,449	$126,552	$9,502,634
Total assets	$2,280,736	$4,790,532	$2,639,142	$433,738	$407,883	$10,552,031
Total liabilities	$495,329	$1,235,599	$820,704	$78,900	$567,652	$3,198,184

December 31, 2010	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Property, plant and equipment	$1,523,155	$4,666,705	$2,300,589	$117,826	$3,806	$8,612,081
Goodwill and intangibles	$55,000	$16,574	$—	$938	$—	$72,512
Investment in associate	$—	$—	$201,585	$—	$—	$201,585
Non-current assets	$1,770,337	$4,704,119	$2,614,481	$131,731	$170,627	$9,391,295
Total assets	$2,246,931	$4,908,944	$2,641,454	$200,378	$306,166	$10,303,873
Total liabilities	$524,704	$1,177,095	$643,124	$75,290	$797,389	$3,217,602

SEGMENT OPERATING EARNINGS

	Three months ended
September 30, 2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Revenues	$223,842	$271,041	$60,328	$—	$—	$555,211
Cost of sales excluding depletion, depreciation and amortization	(98,921)	(74,019)	(16,489)	—	—	(189,429)
Gross margin	124,921	197,022	43,839	—	—	365,782
Depletion, depreciation and amortization	(26,425)	(53,171)	(14,023)	—	—	(93,619)
Mine operating earnings	$98,496	$143,851	$29,816	$—	$—	$272,163
Equity earnings	$—	$—	$9,425	$—	$—	$9,425

Income tax (expense) recovery	$(38,026)	$(36,303)	$(16,124)	$(1,069)	$9,138	$(82,384)
Capital expenditures	$107,520	$61,163	$24,724	$36,932	$919	$231,258

	Nine months ended
September 30, 2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Revenues	$723,496	$710,805	$170,270	$—	$—	$1,604,571
Cost of sales excluding depletion, depreciation and amortization	(287,761)	(195,713)	(54,834)	—	—	(538,308)
Gross margin	435,735	515,092	115,436	—	—	1,066,263
Depletion, depreciation and amortization	(74,682)	(145,122)	(43,344)	—	—	(263,148)
Mine operating earnings	$361,053	$369,970	$72,092	$—	$—	$803,115
Equity earnings	$—	$—	$37,750	$—	$—	$37,750

Income tax (expense) recovery	$(106,494)	$(77,544)	$(25,668)	$210	$3,170	$(206,326)
Capital expenditures	$239,322	$153,368	$56,736	88,752	$2,654	$540,832

	Three months ended
September 30, 2010	Brazil (i)	Chile	Argentina	Mexico and Other (i)	Canada	Total
Revenues	$247,447	$161,879	$44,639	$—	$—	$453,965
Cost of sales excluding depletion, depreciation and amortization	(88,961)	(65,473)	(17,479)	—	—	(171,913)
Gross margin	158,486	96,406	27,160	—	—	282,052
Depletion, depreciation and amortization	(23,468)	(45,798)	(10,219)	—	—	(79,485)
Mine operating earnings	$135,018	$50,608	$16,941	$—	$—	$202,567
Equity earnings	$—	$—	$10,689	$—	$—	$10,689

Income tax (expense) recovery	$(32,304)	$(33,816)	$23,613	$(708)	$8,142	$(35,073)
Capital expenditures	$46,989	$44,843	$12,702	$21,871	$344	$126,749

	Nine months ended
September 30, 2010	Brazil (i)	Chile	Argentina	Mexico and Other (i)	Canada	Total
Revenues	$596,491	$439,198	$115,992	$—	$—	$1,151,681
Cost of sales excluding depletion, depreciation and amortization	(233,965)	(172,250)	(46,507)	—	—	(452,722)
Gross margin	362,526	266,948	69,485	—	—	698,959
Depletion, depreciation and amortization	(63,648)	(126,723)	(27,884)	—	—	(218,255)
Mine operating earnings	$298,878	$140,225	$41,601	$—	$—	$480,704
Equity earnings	$—	$—	$30,140	$—	$—	$30,140

Income tax (expense) recovery	$(12,703)	$(43,984)	$19,944	$(612)	$8,679	$(28,676)
Capital expenditures	$134,363	$150,614	$37,247	$39,864	$600	$362,688

(i)          Excludes operating results of discontinued operations.

23.                               CONTRACTUAL COMMITMENTS

Construction and Service Contracts

	September 30,	December 31,
	2011	2010
Within 1 year	$286,422	$215,162
Between 1 to 3 years	256,775	233,703
Between 3 to 5 years	50,008	67,397
After 5 years	6,551	5,600
	$599,756	$521,862

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

	September 30,	December 31,
	2011	2010
Within 1 year	$2,362	$3,458
Between 1 to 3 years	4,870	2,381
Between 3 to 5 years	2,837	1,886
After 5 years	2,165	236
	$12,234	$7,961

24.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

	September 30,	December 31,
(In millions)	2011	2010
Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	$177	$177
Contingent liabilities relating to joint ventures and associates
Share of contingent liabilities of joint ventures and associates	—	—
	$177	$177

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.   There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

25.                               TRANSITION TO IFRS

The accounting policies set out in Note 4 of the consolidated interim condensed financial statements as at and for three months ended March 31, 2011, have been applied in preparing the consolidated interim condensed financial statements for the three- and nine-month periods ended September 30, 2011. In Note 30 of the March 31, 2011 consolidated interim financial statements, the Company reported the impact of the transition of IFRS at January 1, 2010 and December 31, 2010. There were no changes to the reconciliations as previously reported.

In preparing its IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  There has been no significant change to the opening balance sheet presented in the first quarter. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s equity and financial performance is set out in the following tables and the accompanying notes.

RECONCILIATION OF EQUITY AS AT SEPTEMBER 30, 2010

	Canadian GAAP	Effect of Transition to IFRS	Notes	IFRS
Equity
Share capital
Issued and outstanding - 741,110,154 common shares	$6,167,750	$(19,529)	(c,f)	$6,148,221
Share purchase warrants	13,111	(13,111)	(c)	—
Contributed surplus	34,320	(34,320)	(k)	—
Accumulated other comprehensive income	40,879	(40,879)	(l)	—
Reserves	—	71,943	(b,c,k,l)	71,943
Retained earnings	845,127	(133,228)	(h)	711,899
Total shareholders’ equity	7,101,187	(169,124)		6,932,063
Non-controlling interest	46,800	—		46,800
Total equity	$7,147,987	$(169,124)		$6,978,863

NOTES TO THE RECONCILIATION OF EQUITY

(a)        The Company has elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. Accordingly the decommissioning liabilities have been remeasured using the requirements of IFRIC 1 as at January 1, 2010. For the most part, measurement differences have arisen due to liability specific discount rates that have been applied under IFRS. The effect is to increase environmental rehabilitation liability by $23.2 million, increase decommissioning and restoration asset (under property, plant and equipment) by $0.4 million for a total adjustment that decreases equity by $22.9 million as at September 30, 2010. The effect is to also decrease deferred income tax assets by $1.2 million and to decrease deferred income tax liabilities by $1.1 million as at September 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and nine-month periods ended September 30, 2010.

(b)       The Company applied IFRS 2, Share-based Payment (“IFRS 2”) to it share-based payment arrangements at January 1, 2010 except for equity-settled share-based payment arrangements granted that have vested after the date of transition. The Company has granted equity-settled share-based payments in 2010 and 2011 and accounted for these share-based payment arrangements at intrinsic value under Canadian GAAP. This has been adjusted to fair value as required with IFRS 2. The effect of accounting for equity-settled share-based payment transactions for graded vesting and forfeitures is to increase contributed surplus reserve by $4.0 million and decrease equity by $4.0 million as at September 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and nine- month periods ended September 30, 2010.

(c)        Under IFRS, foreign currency denominated contracts issued by an entity that are indexed to its own equity instruments are treated as derivatives, which is not the case under Canadian GAAP. Based on the current circumstances, this applies to the Company’s Canadian Dollar-denominated share purchase warrants due to the United State Dollar being the Company’s functional currency; the warrants are indexed to both the Company’s stock and also to foreign exchange rates. Accordingly, the warrants of $13.1 million were reclassified from equity to liabilities for Q3 2010. As of September 30, 2010, the Company recorded a share-purchase warrants liability of $0.4 million, a decrease in share capital of $18.7 million, a decrease in contributed surplus (which is now part of the reserves account) of $7.2 million, and an increase in opening equity of $38.7 million. See below for related adjustments described in the comprehensive income reconciliations for three- and nine-month periods ended September 30, 2010.

(d)      Under IAS 12, the deferred tax liability relating to the fair value adjustments on acquisition of non-monetary assets is calculated with reference to the functional currency at the time of the original acquisition. Hence, the initial deferred tax liability on the fair value adjustments on acquisition of non-monetary assets is calculated in the foreign currency and subsequently translated into the functional currency at the rate in effect at each balance sheet date. Under Canadian GAAP, recognition of such foreign exchange difference is prohibited. The effect of accounting for the foreign exchange adjustment is to increase deferred income tax liability by $183.2 million, increase deferred tax asset by $38.1 million and decrease equity by $145.1 million on September 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and nine- month periods ended September 30, 2010.

(e)        Under Canadian GAAP, income taxes related to intra-group transfers are eliminated on a consolidated basis. The related taxes are deferred on the balance sheet and any difference between the consolidated carrying value of the asset transferred and its tax base is recorded at the seller’s tax rate. Under IFRS, current taxes are recognized in the selling company and any difference between consolidated carrying value of the asset transferred and its tax base is recognized at the buyer’s tax rate. The effect of the application of different tax rates between the buyers and sellers is to decrease deferred tax asset by $0.7 million and decrease equity by the same amount as at September 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and nine- month periods ended September 30, 2010.

(f)          Under Canadian GAAP, deferred taxes relating to equity items are initially recorded through equity, however, any changes in the balance or change in tax rate are recorded through profit or loss. Under IFRS, the concept of backwards tracing is used, whereas, wherever the deferred tax item was recorded is where any change to the deferred tax is recorded. If the initial deferred tax was set up in equity, any change would be recorded in equity. Accordingly, the effect of backwards tracing was to reduce share capital by $0.8 million and increase equity by the same amount as at September 30, 2010. See below for related adjustments described in the comprehensive income reconciliations for three- and nine- month periods ended September 30, 2010.

(g)       The above changes decreased the deferred tax liability as follows:

		September 30,
	Note	2010
Property, plant and equipment	(a)	$1,105
Translation of non-monetary items	(d)	(183,213)
Reclassification : current to non-current	(i)	(4,865)
Decrease in deferred tax liability		$(186,973)

The effect on the income statement for the three- and nine-month periods ended September 30, 2010 was to decrease the previously reported tax charge for the period by $12.4 million and $68.7 million respectively.

(h)         The effect of the above adjustments on retained earnings is as follows:

		September 30,
	Note	2010
Environmental rehabilitation	(a)	$(22,899)
Translation of non-monetary items	(d)	(145,131)
Inter-group transaction tax rates	(e)	(723)
Backwards tracing	(f)	789
Share-based payments	(b)	(3,954)
Share purchase warrants	(c)	38,690
Total adjustment to equity		$(133,228)
Attributable to:
Equity holders of the parent		$(133,228)
		$(133,228)

RECLASSIFICATIONS

(i)             Current portion of deferred income tax asset and current deferred tax liabilities have been reclassified to non-current deferred income tax asset and non-current deferred income tax liability, respectively, in the balance sheets.

(j)             As permitted under IFRS, the Company has chosen to reclassify income tax related interest expense, income-tax related penalties and income tax related foreign exchange gain/loss to income tax expense/recovery in the statement of operations.

(k)          Contributed surplus has been reclassified to reserves in the balance sheet and statement of changes in equity.

(l)             Accumulated other comprehensive income has been reclassified to reserves in the balance sheet and statement of changes in equity.

RECONCILIATION OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

	Canadian GAAP	Effect of Transition to IFRS	Notes	IFRS
Revenue	$453,965	$		$453,965
Cost of sales excluding depletion, depreciation and amortization	(171,913)			(171,913)
Gross margin	$282,052	$—		$282,052
Depletion, depreciation and amortization	(79,219)	(266)	(a)	(79,485)
Mine operating earnings	$202,833	$(266)		$202,567
Expenses
General and administrative	(25,109)	390	(b)	(24,719)
Exploration	(12,249)	—		(12,249)
Equity earnings from Minera Alumbrera	—	10,689		10,689
Other operating expenses	(4,226)	(325)	(a,c)	(4,551)
Operating earnings	$161,249	$10,488		$171,737
Finance income	15,894	6,471		22,365
Finance expense	(17,141)	(149)	(a,d,j)	(17,290)
Net finance (expense) income	$(1,247)	$6,322		$5,075
Equity earnings from Minera Alumbrera	10,689	(10,689)		—
Earnings from continuing operations before taxes	$170,691	$6,121		$176,812
Income tax expense	(47,510)	12,437	(a,d,e,f,g,j)	(35,073)
Earnings from continuing operations	$123,181	$18,558		$141,739
Earnings from discontinued operations	(2,496)	—		(2,496)
Net earnings	$120,685	$18,558		$139,243

Earnings attributable to:
Equity shareholders	$120,685	$18,558		$139,243
Net earnings	$120,685	$18,558		$139,243
Earnings per share from continuing operations
Basic	$0.17	$0.03		$0.19
Diluted	0.17	0.03		0.19
Net earnings per share
Basic	$0.17	$0.03		$0.19
Diluted	0.17	0.03		0.19
Weighted average number of share outstanding
Basic	741,028
Diluted	741,795

Net earnings	$120,685	$18,558		$139,243
Other comprehensive loss, net of taxes	21,795	—		21,795
Total comprehensive income	$142,480	$18,558		$161,038

Earnings attributable to:
Equity shareholders	$142,480	$18,558		$161,038
Total comprehensive income	$142,480	$18,558		$161,038

RECONCILIATION OF COMPREHENSIVE INCOME FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

	Canadian GAAP	Effect of Transition to IFRS	Notes	IFRS
Revenue	$1,151,681	$—		$1,151,681
Cost of sales excluding depletion, depreciation and amortization	(452,722)	—		(452,722)
Gross margin	$698,959	$—		$698,959
Depletion, depreciation and amortization	(217,420)	(835)	(a)	(218,255)
Mine operating earnings	$481,539	$(835)		$480,704
Expenses
General and administrative	(79,137)	(227)	(b)	(79,364)
Exploration	(29,699)	—		(29,699)
Equity earnings from Minera Alumbrera	—	30,140		30,140
Other operating expenses	(11,685)	2,840	(a,c)	(8,845)
Operating earnings	$361,018	$31,918		$392,936
Finance income	38,543	(22,137)		16,406
Finance expense	(52,631)	1,554	(a,d,j)	(51,077)
Net finance expense	$(14,088)	$(20,583)		$(34,671)
Equity earnings from Minera Alumbrera	30,140	(30,140)		—
Earnings from continuing operations before taxes	$377,070	$(18,805)		$358,265
Income tax expense	(97,388)	68,712	(a,d,e,f,g,j)	(28,676)
Earnings from continuing operations	$279,682	$49,907		$329,589
Earnings from discontinued operations	11,329	—		11,329
Net earnings	$291,011	$49,907		$340,918

Earnings attributable to:
Equity shareholders	$291,011	$49,907		$340,918
Net earnings	$291,011	$49,907		$340,918
Earnings per share from continuing operations
Basic	$0.38	$0.07		$0.45
Diluted	0.38	0.07		0.45
Net earnings per share
Basic	$0.39	$0.07		$0.46
Diluted	0.39	0.07		0.46
Weighted average number of share outstanding
Basic	739,510
Diluted	740,335

Net earnings	$291,011	$49,907		$340,918
Other comprehensive loss, net of taxes	14,227	—		14,227
Total comprehensive income	$305,238	$49,907		$355,145

Earnings attributable to:
Equity shareholders	$305,238	$49,907		$355,145
Total comprehensive income	$305,238	$49,907		$355,145

EXPLANATION OF MATERIAL ADJUSTMENTS TO THE CASH FLOW STATEMENT FOR 2010

Dividends received on the Company’s investment in associate have been classified as an operating activity under IFRS; these were classified as investing activities under Canadian GAAP. Finance expense paid has been classified as a financing activity; these were classified as operating activities under Canadian GAAP. Realized derivative proceeds or payments have been classified as an investing activity; these were classified as an operating activity under Canadian GAAP.

There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under Canadian GAAP for the quarter ended September 30, 2010.

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